SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            Schedule 13D

               Under the Securities Exchange Act of 1934
                      (Amendment No.      5       )*


                        ALBERTO-CULVER COMPANY
                            (Name of Issuer)


              CLASS B COMMON STOCK, $.22 PAR  VALUE PER SHARE
                       (Title of Class of Securities)


                                 013068101
                              (CUSIP Number)

Marshall E. Eisenberg (312)269-8020             Bernice E. Lavin (708)450-3101
NEAL GERBER & EISENBERG                         2525 Armitage Avenue
Two North LaSalle St., Suite 2200               Melrose Park, IL  60160
Chicago, IL  60602
               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                             January 3, 1995
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information  required on  the remainder  of this cover  page shall  not be deemed to be "filed" for the purpose of Section 18 of  the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other provisions of the Act (however, see the Notes).


13D CUSIP NO. 013068101                                  Page 2 of 7 Pages



1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BERNICE E. LAVIN

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  x


3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. citizen


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

                   7   SOLE VOTING POWER

                             2,851,691

                   8   SHARED VOTING POWER

                               611,653


                   9   SOLE DISPOSITIVE POWER

                             2,851,691

                  10   SHARED DISPOSITIVE POWER

                               611,653

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,463,344


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

       Excluded are 3,476,604 shares held by Lavin's spouse directly and as co-trustee of trusts for his benefit. Lavin has no beneficial interest in such shares and beneficial interest in them is disclaimed.
                                                                         x


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            20.66%

14     TYPE OF REPORTING PERSON *

            IN


13D CUSIP NO. 013068101                                  Page 3 of 7 Pages



1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BEL April, 1994 Grantor Annuity Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  x


3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
               7   SOLE VOTING POWER

                          -0-

               8   SHARED VOTING POWER

                        449,353

               9   SOLE DISPOSITIVE POWER

                          -0-

              10   SHARED DISPOSITIVE POWER

                        449,353

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              449,353

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

             Not applicable.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

             2.68%

14     TYPE OF REPORTING PERSON *

               00

13D CUSIP NO. 013068101                                  Page 4 of 7 Pages



1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BEL January 1995 Grantor Annuity Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b)  x

3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON
WITH
            7   SOLE VOTING POWER

                    2,000,000

            8   SHARED VOTING POWER

                       -0-

            9   SOLE DISPOSITIVE POWER

                    2,000,000

           10   SHARED DISPOSITIVE POWER

                       -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

             Not applicable.


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            11.93%

14    TYPE OF REPORTING PERSON *

            00


13D CUSIP NO. 013068101                                  Page 5 of 7 Pages


Item 1.     Security and Issuer.

      Title of Class of Securities:       Class B Common Stock, $.22
                                          par value per share

      Name and Address of Issuer:         Alberto-Culver Company ("Alberto")
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160

Item 2.     Identity and Background.

      (a) Name of Person Filing:    (1)   Bernice E. Lavin ("Lavin")
                                    (2)   BEL  April, 1994 Grantor  Annuity
                                          Trust ("BEL Trust")
                                    (3)   BEL January  1995 Grantor  Annuity
                                          Trust ("BEL January Trust")

      (b) Address:    1), 2) and 3)       c/o Bernice E. Lavin
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160
      (c) Principal Business:

        1)  Lavin is a Director, Vice Chairman, Secretary and  Treasurer of
            Alberto
        2)  Trust Administration
        3)  Trust Administration

      (d) Prior Criminal Convictions:     None

      (e) Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:                None

      (f) Place of Organization:      (1)  U.S. citizen
                                      (2)  Illinois trust
                                      (3)  Illinois trust

Item 3.     Source and Amount of Funds or Other Consideration.

      Not applicable. On January 3, 1995, Carol L. Bernick ("Bernick") as trustee of the BEL Grantor Annuity Trust, dated 10/1/93, for the benefit of Lavin, transferred 327,696 shares to Lavin individually. On January 3, 1995, Bernick and Lavin, as co-trustees of the BEL Trust, transferred 664,306 shares to Lavin individually. On January 3, 1995, Lavin transferred 2,000,000 shares to herself and Bernick as co-trustees of the BEL January Trust. Under the terms of the BEL January Trust, Lavin has the sole voting and investment power with respect to the shares held by the trust.

Item 4.     Purpose of Transaction.

      Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

      (a) Amount of Class B Common Stock Beneficially Owned: 3,463,344 shares total: 524,827 shares directly; 2,000,000 as co-trustee of the BEL January Trust; 449,353 as co-trustee of the BEL Trust; 12,000 shares by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares and 326,864 shares, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.


13D CUSIP NO. 013068101                                  Page 6 of 7 Pages

      (a) Percentage of Class B Common Stock: 20.66% total: 3.13% directly; 11.93% as co-trustee of the BEL January Trust; 2.68% as co-trustee of the BEL Trust; .1% by Lavin Family Foundation; and .9% and 1.9%, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren (based upon 16,766,240 Class B shares outstanding as of December 31,
                  1994).

      (b)   Number of Shares as to Which Such Person Has:

                                                                              BEL January
                                                  Lavin            BEL Trust       Trust

            (i)   Sole power to vote:            2,851,691<F1>         -0-        2,000,000<F1>

            (ii)  Shared power to vote:            611,653<F2>      449,353           -0-

            (iii) Sole power to dispose:         2,851,691<F1>         -0-        2,000,000<F1>

            (iv)  Shared power to dispose          611,653<F2>       449,353          -0-

    <F1>    The  above shares  shown as  owned by  the  BEL January  Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 2,000,000 shares are held by Lavin as co-trustee of the BEL January Trust; 524,827 shares are directly owned and 326,864 shares are held as sole trustee of trusts for the benefit of Lavin's children and grandchildren.

    <F2>    449,353 shares are held as co-trustee of the BEL Trust;  12,000 shares are held by Lavin Family Foundation; and 150,300 shares are held as co-trustee of a trust for the benefit of one of Lavin's adult children.

      Lavin shares the power to vote and dispose of the 12,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Bernick. Lavin is co-trustee together with Bernick of a trust for the benefit of Bernick which holds 150,300 shares and of the BEL Trust which holds 449,353 shares. The following information is presented with respect to Leonard H. Lavin and Bernick, respectively.


      (a)   Name of Person:               Leonard H. Lavin
                                          Carol L. Bernick

      (b)   Address:                      2525 Armitage Avenue
                                          Melrose Park, Illinois 60160

      (c)   Principal Business:           Leonard  H. Lavin, an individual, is
                                          a   Director  and  the  Chairman  of
                                          Alberto.     Carol  L.  Bernick,  an
                                          individual,   is   a  Director   and
                                          Executive    Vice    President   and
                                          Assistant  Secretary of  Alberto and
                                          the President of Alberto-Culver USA,
                                          Inc., a subsidiary of Alberto.

      (d)   Prior Criminal                None
               Convictions:

      (e)   Prior Civil Proceedings       None
            with Respect to Federal
            or State Securities Laws:


13D CUSIP NO. 013068101                                  Page 7 of 7 Pages

      (f)   Place of Organization:        U.S. Citizen

      An additional 3,476,604 shares of Alberto Class B common stock and 412,852 shares of Alberto Class A common stock (which are not included above) are held by Lavin's husband directly and as co-trustee of trusts for his benefit. Lavin has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

      The Class B shares owned by Lavin and the percentage holdings specified herein also do not reflect the 278,044 shares of Alberto Class A common stock held by Lavin Family Foundation, or 50,100 shares and 184,664 shares of Alberto Class A common stock, respectively, held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

      (c)   None, except as indicated in Item 3.

      (d)   None.

      (e) On January 3, 1995, the BEL Trust ceased to hold greater than 5% of a class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7.     Material to be Filed as Exhibits.

                   None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1995



Signature:   /S/

Name/Title: Bernice E. Lavin, individually;
            as co-trustee of the BEL April,
            1994 Grantor Annuity Trust; as
            co-trustee of the BEL January 1995
            Grantor Annuity Trust; as co-trustee
            of another trust; and as sole trustee
            of trusts for the benefit of her
            children and grandchildren